Exhibit 99.1

ASUR Announces Total Passenger Traffic for September 2022

Compared to September 2019, passenger traffic increased by, 34.8% in Colombia, 30.3% in Mexico and 10.0% in Puerto Rico

MEXICO CITY, Oct. 5, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for September 2022 reached a total of 4.9 million passengers, 28.5% above the levels reported in September 2019.

Compared to September 2019, passenger traffic increased by 34.8% in Colombia, 30.3% in Mexico and 10.0% in Puerto Rico. All countries of operations reported increases in both domestic and international traffic.

This announcement reflects comparisons between the periods September 1 through September 30, 2022, 2021 and 2019. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
		September		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
Mexico	2,219,687	2,195,980	2,892,837	31.7	30.3	25,783,861	20,333,163	28,971,916	42.5	12.4
Domestic Traffic	1,288,816	1,206,184	1,569,259	30.1	21.8	12,367,374	10,676,596	13,369,220	25.2	8.1
International Traffic	930,871	989,796	1,323,578	33.7	42.2	13,416,487	9,656,567	15,602,696	61.6	16.3
San Juan, Puerto Rico	571,010	684,451	628,379	(8.2)	10.0	7,072,180	7,175,392	7,714,993	7.5	9.1
Domestic Traffic	513,775	638,187	574,079	(10.0)	11.7	6,315,138	6,811,926	7,041,345	3.4	11.5
International Traffic	57,235	46,264	54,300	17.4	(5.1)	757,042	363,466	673,648	85.3	(11.0)
Colombia	1,013,803	1,023,173	1,366,126	33.5	34.8	8,807,551	6,920,374	12,048,267	74.1	36.8
Domestic Traffic	866,614	875,405	1,134,432	29.6	30.9	7,457,666	5,911,758	10,056,838	70.1	34.9
International Traffic	147,189	147,768	231,694	56.8	57.4	1,349,885	1,008,616	1,991,429	97.4	47.5
Total Traffic	3,804,500	3,903,604	4,887,342	25.2	28.5	41,663,592	34,428,929	48,735,176	41.6	17.0
Domestic Traffic	2,669,205	2,719,776	3,277,770	20.5	22.8	26,140,178	23,400,280	30,467,403	30.2	16.6
International Traffic	1,135,295	1,183,828	1,609,572	36.0	41.8	15,523,414	11,028,649	18,267,773	65.6	17.7

Mexico Passenger Traffic
			September		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		1,288,816	1,206,184	1,569,259	30.1	21.8	12,367,374	10,676,596	13,369,220	25.2	8.1
CUN	Cancun	701,857	727,985	927,307	27.4	32.1	6,703,534	6,542,411	7,676,725	17.3	14.5
CZM	Cozumel	11,395	18,832	16,210	(13.9)	42.3	147,802	121,384	131,438	8.3	(11.1)
HUX	Huatulco	52,827	44,841	64,850	44.6	22.8	575,881	445,092	652,082	46.5	13.2
MID	Merida	199,913	150,804	235,413	56.1	17.8	1,883,658	1,274,441	1,945,353	52.6	3.3
MTT	Minatitlan	10,436	6,458	8,560	32.5	(18.0)	105,315	68,420	74,228	8.5	(29.5)
OAX	Oaxaca	79,363	61,749	84,413	36.7	6.4	740,248	545,025	773,972	42.0	4.6
TAP	Tapachula	27,768	33,393	37,079	11.0	33.5	269,869	289,256	354,214	22.5	31.3
VER	Veracruz	110,206	78,829	99,141	25.8	(10.0)	1,035,408	722,171	902,477	25.0	(12.8)
VSA	Villahermosa	95,051	83,293	96,286	15.6	1.3	905,659	668,396	858,731	28.5	(5.2)
International Traffic		930,871	989,796	1,323,578	33.7	42.2	13,416,487	9,656,567	15,602,696	61.6	16.3
CUN	Cancun	889,419	933,081	1,254,056	34.4	41.0	12,671,074	9,062,268	14,721,839	62.5	16.2
CZM	Cozumel	9,085	15,259	21,773	42.7	139.7	286,592	259,158	370,567	43.0	29.3
HUX	Huatulco	974	890	859	(3.5)	(11.8)	107,659	18,973	65,099	243.1	(39.5)
MID	Merida	13,588	16,012	19,847	24.0	46.1	157,264	136,932	192,759	40.8	22.6
MTT	Minatitlan	507	401	1,279	219.0	152.3	5,987	4,481	9,541	112.9	59.4
OAX	Oaxaca	8,804	8,935	14,671	64.2	66.6	109,149	82,862	141,204	70.4	29.4
TAP	Tapachula	827	2,926	1,412	(51.7)	70.7	10,295	10,118	10,784	6.6	4.7
VER	Veracruz	5,797	7,414	7,744	4.5	33.6	52,349	59,178	70,317	18.8	34.3
VSA	Villahermosa	1,870	4,878	1,937	(60.3)	3.6	16,118	22,597	20,586	(8.9)	27.7
Traffic Total Mexico		2,219,687	2,195,980	2,892,837	31.7	30.3	25,783,861	20,333,163	28,971,916	42.5	12.4
CUN	Cancun	1,591,276	1,661,066	2,181,363	31.3	37.1	19,374,608	15,604,679	22,398,564	43.5	15.6
CZM	Cozumel	20,480	34,091	37,983	11.4	85.5	434,394	380,542	502,005	31.9	15.6
HUX	Huatulco	53,801	45,731	65,709	43.7	22.1	683,540	464,065	717,181	54.5	4.9
MID	Merida	213,501	166,816	255,260	53.0	19.6	2,040,922	1,411,373	2,138,112	51.5	4.8
MTT	Minatitlan	10,943	6,859	9,839	43.4	(10.1)	111,302	72,901	83,769	14.9	(24.7)
OAX	Oaxaca	88,167	70,684	99,084	40.2	12.4	849,397	627,887	915,176	45.8	7.7
TAP	Tapachula	28,595	36,319	38,491	6.0	34.6	280,164	299,374	364,998	21.9	30.3
VER	Veracruz	116,003	86,243	106,885	23.9	(7.9)	1,087,757	781,349	972,794	24.5	(10.6)
VSA	Villahermosa	96,921	88,171	98,223	11.4	1.3	921,777	690,993	879,317	27.3	(4.6)

US Passenger Traffic, San Juan Airport (LMM)
		September		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
SJU Total	571,010	684,451	628,379	(8.2)	10.0	7,072,180	7,175,392	7,714,993	7.5	9.1
Domestic Traffic	513,775	638,187	574,079	(10.0)	11.7	6,315,138	6,811,926	7,041,345	3.4	11.5
International Traffic	57,235	46,264	54,300	17.4	(5.1)	757,042	363,466	673,648	85.3	(11.0)

Colombia Passenger Traffic Airplan
			September		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		866,614	875,405	1,134,432	29.6	30.9	7,457,666	5,911,758	10,056,838	70.1	34.9
MDE	Rionegro	626,731	626,296	838,452	33.9	33.8	5,409,532	4,093,875	7,450,389	82.0	37.7
EOH	Medellin	93,303	97,384	112,778	15.8	20.9	801,648	692,976	928,022	33.9	15.8
MTR	Monteria	86,707	100,011	126,729	26.7	46.2	734,571	732,750	1,156,661	57.9	57.5
APO	Carepa	20,026	21,592	21,415	(0.8)	6.9	163,387	153,181	199,627	30.3	22.2
UIB	Quibdo	32,479	27,482	33,848	23.2	4.2	279,172	211,016	272,244	29.0	(2.5)
CZU	Corozal	7,368	2,640	1,210	(54.2)	(83.6)	69,356	27,960	49,895	78.5	(28.1)
International Traffic		147,189	147,768	231,694	56.8	57.4	1,349,885	1,008,616	1,991,429	97.4	47.5
MDE	Rionegro	147,189	147,768	231,694	56.8	57.4	1,349,885	1,008,616	1,991,429	97.4	47.5
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,013,803	1,023,173	1,366,126	33.5	34.8	8,807,551	6,920,374	12,048,267	74.1	36.8
MDE	Rionegro	773,920	774,064	1,070,146	38.3	38.3	6,759,417	5,102,491	9,441,818	85.0	39.7
EOH	Medellin	93303	97,384	112,778	15.8	20.9	801,648	692,976	928,022	33.9	15.8
MTR	Monteria	86,707	100,011	126,729	26.7	46.2	734,571	732,750	1,156,661	57.9	57.5
APO	Carepa	20,026	21,592	21,415	(0.8)	6.9	163,387	153,181	199,627	30.3	22.2
UIB	Quibdo	32,479	27,482	33,848	23.2	4.2	279,172	211,016	272,244	29.0	(2.5)
CZU	Corozal	7,368	2,640	1,210	(54.2)	(83.6)	69,356	27,960	49,895	78.5	(28.1)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com